Exhibit (d)(5)

PRIVATE AND CONFIDENTIAL

June 15, 2015

Millennial Media, Inc.

2400 Boston Street, Suite 300

Baltimore, Maryland 21224

Attn: Michael G. Barrett, President and CEO

Re:	Exclusivity Agreement

Ladies and Gentlemen:

AOL Inc. (together with its successors and assigns, “AOL”) has commenced discussions with Millennial Media, Inc. (“Millennial Media”) regarding a possible acquisition of a majority of the consolidated assets or securities of Millennial Media by AOL, whether by merger, purchase or otherwise (the “Proposed Transaction”). Millennial Media recognizes that AOL’s continued evaluation and negotiation of the Proposed Transaction would require the expenditure of significant additional time, effort and resources, both internal and external, by AOL. In consideration for, among other things, the willingness of AOL to devote such time, effort and resources in connection with the pursuit of the Proposed Transaction, the parties hereto, intending to be legally bound, hereby agree as follows (this “Agreement”):

1. (a) During the period commencing with the date hereof and ending on the earliest to occur of (1) the date of execution of a definitive written agreement with respect to the Proposed Transaction, (2) the termination of negotiations between AOL and Millennial Media with respect to the Proposed Transaction as confirmed in writing by both parties hereto, (3) any reduction in the proposed purchase price of the Proposed Transaction communicated either verbally or in writing by AOL or one of its Representatives (as defined below) to Millennial Media or one of its Representatives as set forth in Exhibit A hereto, or (4) 5:00 p.m. New York City time on July 17, 2015 (the “Exclusivity Period”), AOL shall have the exclusive right to negotiate with Millennial Media regarding the Proposed Transaction. Notwithstanding the foregoing, the Exclusivity Period shall not terminate due to a verbal communication pursuant to clause (3) of the immediately preceding sentence unless and until (A) Millennial Media in writing (i) represents that it has received such a verbal communication from AOL and (ii) requests that AOL provide written confirmation that the proposed purchase price remains consistent with Exhibit A hereto and (B) AOL fails to provide the written confirmation described in the immediately preceding clause (A)(ii) within two (2) business days after receipt of Millennial Media’s written request.

(b) Without limiting the foregoing, during the Exclusivity Period Millennial Media shall not, and shall cause its affiliates and its and their respective officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, its “Representatives”) not to, directly or indirectly, (i) initiate, offer, knowingly encourage, or solicit any inquiries with respect to any Alternative Transaction (as defined below) or the making of any proposal or offer for an Alternative Transaction; (ii) engage or participate in negotiations or discussions with, or furnish access to its properties, books or records or provide any information to, any persons or entities in connection with an Alternative Transaction or any offer or proposal for an Alternative Transaction; (iii) approve or recommend any Alternative Transaction; or (iv) enter into any letter of intent, agreement in principle, acquisition agreement, option agreement or other similar statement of intention or agreement relating to any Alternative Transaction.

(c) During the Exclusivity Period, if Millennial Media or any of its Representatives shall have taken any of the actions set forth in clauses (i) through (iv) above in breach of this Agreement, Millennial Media shall notify AOL promptly (and in no event later than the end of the next business day) after it becomes aware of the taking of such action. Millennial Media agrees that it shall be responsible for any breach of this Agreement by its Representatives (acting on behalf of Millennial Media).

(d) Millennial Media will, and will cause its Representatives to, immediately cease and terminate (and, during the Exclusivity Period, Millennial Media will not, and will instruct its Representatives not to, resume or otherwise continue) any existing solicitation, discussion or negotiation or other direct or indirect contact with any third parties with respect to any Alternative Transaction. During the Exclusivity Period, Millennial Media agrees to promptly (and in no event later than the end of the next business day) notify AOL of the receipt of any communication from a third party regarding any Alternative Transaction.

(e) As used in this Agreement, “Alternative Transaction” means, other than the Proposed Transaction: (i) any sale, transfer, disposition or similar transaction or series of related transactions in which any third party or group would acquire beneficial ownership (as defined in Rule 13d-3 as promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934) of (or an interest that currently or with the passage of time or other event is convertible into or exchangeable or exercisable for) fifteen percent (15%) or more of any class of equity or voting securities of Millennial Media or any of its subsidiaries, (ii) a merger, consolidation, business combination, reorganization, share exchange, recapitalization or similar transaction or series of related transactions involving Millennial Media or any of its subsidiaries with any third party, (iii) any sale, lease, transfer, license or other disposition of assets (including equity interests in subsidiaries) of Millennial Media or any of its subsidiaries that would result in a third party’s acquisition of more than fifteen percent (15%) of the fair market value of the total consolidated assets of Millennial Media and its subsidiaries, taken as a whole, or to which more than fifteen percent (15%) of the consolidated revenues and earnings of Millennial Media and its subsidiaries, taken as a whole, are attributable, in any transaction or series of related transactions, or (iv) any joint venture or other sale of interests, pursuant to which a third party or joint venture would own more fifteen percent (15%) of the consolidated assets of Millennial Media and its subsidiaries, taken as a whole.

2. Unless and until a definitive agreement with respect to a Proposed Transaction has been duly and validly executed and delivered by the parties thereto, none of AOL or Millennial Media will be under any (and nothing in this Agreement shall be construed as a) legal obligation or commitment to continue discussions or negotiations about, to enter into one or more definitive written agreements for, or to consummate, a Proposed Transaction or any other transaction by virtue of this Agreement or any other written or oral expression with respect thereto. No party shall have any obligation to authorize the Proposed Transaction or any other transaction with the other party. The terms and existence of this Agreement, as well as the existence of negotiations between the parties, shall be held confidential in accordance with the provisions of that certain Confidentiality Non-Disclosure Agreement, effective as of January 16, 2015, between AOL and Millennial Media (as it may be amended from time to time, the “Confidentiality Agreement”).

3. AOL hereby acknowledges and agrees that, except for negotiations concerning the Proposed Transaction or as otherwise agreed in writing by Millennial Media, for a period of one (1) year from the date of this Agreement, none of AOL or any of its controlled Affiliates (as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) will: (a) propose (i) any merger, consolidation, business combination, tender or exchange offer, purchase of all or 50% or more of Millennial Media’s assets or businesses, or similar transactions involving Millennial Media or (ii) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to Millennial Media; (b) (i) acquire beneficial ownership of any securities (including in derivative form) of Millennial Media (collectively, a transaction specified in (a)(i), (a)(ii) and (b)(i) involving a majority of the Millennial Media’s outstanding capital stock or consolidated assets, is referred to as a “Business Combination”), (ii) propose or seek, whether alone or in concert with others, any “solicitation” (as such term is used in the rules of the Securities and Exchange Commission) of proxies or consents to vote any securities (including in derivative form) of Millennial Media, (iii) nominate any person as a director of Millennial Media, or (iv) propose any matter to be voted upon by the stockholders of Millennial Media; (c) directly or indirectly, form, join or in any way participate in a third party “group” (as such term is used in the rules of the Securities and Exchange Commission) (or discuss with any third party the potential formation of a group) with respect to any securities (including in derivative form) of Millennial Media or a Business Combination involving Millennial Media; (d) request Millennial Media (or any of its officers, directors or Representatives), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence); or (e) take any action with respect to Millennial Media that would reasonably be expected to require Millennial Media to make a public announcement regarding a potential Business Combination; provided, however, that (x) the restrictions set forth in this paragraph shall terminate and be of no further force and effect if (A) Millennial Media enters into a definitive agreement with respect to, or announces that it plans to enter into, a transaction involving all or 50% or more of Millennial Media’s outstanding voting securities or the consolidated assets of Millennial Media and its subsidiaries (whether by merger, consolidation, business combination, joint venture, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or another transaction), including with respect to a Potential Transaction, (B) any third party commences a tender offer or exchange offer for Millennial Media’s outstanding voting securities, (C) any third party nominates directors or otherwise attempts to acquire control of Millennial Media (including by way of a solicitation of proxies) or (D) Millennial Media provides confidential information or enters into discussions with respect to a Business Combination with any third party without requiring such third party to agree to “standstill” and non-solicitation provisions, in each case no less restrictive than those set forth in this and the following paragraph, or waives any such provisions with respect to any third party, and (y) nothing in this Agreement shall prohibit AOL from communicating any offer or proposal to the board of directors or chief executive officer of Millennial Media if requested or invited by Millennia Media. In addition, nothing in this Agreement shall prohibit investments for cash management purposes in diversified investment vehicles in the ordinary course of business or acquisitions of securities or derivative securities by company benefit plans in the ordinary course of business.

4. AOL, agrees that, for a period of one (1) year from the date of this Agreement, none of AOL or any of its controlled Affiliates will, directly or indirectly, solicit for employment any of the individuals listed on Exhibit B hereto without obtaining the prior written consent of Millennial Media; provided that AOL may make general solicitations for employment not specifically directed at Millennial Media or any of its subsidiaries or their respective employees.

5. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. This Agreement may be amended only pursuant to a written instrument signed by both parties hereto. No failure or delay by any party in exercising any of its rights hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof. If any provision of this Agreement is held to be invalid, void or unenforceable, the remainder of the provisions of this Agreement will remain in full force and effect.

6. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). Each party (a) irrevocably consents and submits to the jurisdiction of the state courts (and if state courts are not available, federal courts) located in the State of Delaware (the “Chosen Courts”) for purposes of any action, suit or proceeding arising out of or relating to this Agreement; (b) agrees that service of any process, summons, notice or document by U.S. registered mail to the address set forth on the signature page of this Agreement shall be effective service of process for any action, suit or proceeding brought against such party; (c) irrevocably waives any objection to venue of proceeding arising out of or relating to this Agreement in any Chosen Court; (d) agrees not to claim that any proceeding relating to this Agreement that is brought in any Chosen Court has been brought in an inconvenient forum and (e) agrees that monetary damages would not be a sufficient remedy for any breach of this Agreement and that the non-breaching party shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for any such breach, and that such remedy shall not be deemed to be the exclusive remedy for a breach by either party of this Agreement but shall be in addition to all other remedies available at law or in equity.

7. This Agreement may be executed and delivered (including, without limitation, by facsimile transmission or PDF) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

If you are in agreement with the terms of this Agreement and desire to proceed on that basis, please sign this Agreement in the space provided below and return an executed copy to AOL, upon which this Agreement will be a binding agreement between us.

AOL INC.

By:	/s/ Mark Roszkowski
	Name:	Mark Roszkowski
	Title:	SVP, Head of Corporate Development

Address:	770 Broadway, 4th Floor
New York, NY 10003

ACCEPTED AND AGREED
as of this 15th day of June, 2015:

MILLENIAL MEDIA, INC.

By:	/s/ Michael Barrett
	Name:	Michael Barrett
	Title:	CEO

Address:	150 W. 22nd St., 12th Floor
New York, NY 10011

[Signature page to Exclusivity Agreement]

EXHIBIT A

$2.10 per share of common stock

EXHIBIT B

Matt Gillis

Jason Kelly

Mark Connon

Matt Tengler

Jim Butler

Ray Colwell

Alia Lamborghini

Lewis Rothkopf

Michael Sullivan

Patrick McCormick

Ben Widhelm

Bob Hammond

Carl Wartzack

Zac Pinkham

Robert Woolfrey